EXHIBIT 99.2

                                 [RETALIX LOGO]

                                  NEWS RELEASE

Investor Relations - USA               Investor Relations - International
Allan Jordan                           Motti Gadish
The Global Consulting Group            Retalix Ltd.
+1-646-284-9400                        +972-9-776-6677
ajordan@hfgcg.com                      Motti.Gadish @retalix.com

     Retalix Revises Guidance for FY 2006 and Announces Outlook for FY 2007
                   Company Announces Conference Call for Today

     Ra'anana, Israel, October 30, 2006 - Retalix(R) Ltd. (NasdaqGS: RTLX), today announced revised sales and earnings guidance for FY 2006 and its outlook for 2007. The Company also announced that it will hold a special conference call on Tuesday, October 31, 2006 at 10:30 AM EST.

     For the year ending December 31, 2006, Retalix anticipates total revenues in the range of $201 million to $205 million, adjusted (non-GAAP) net income in the range of $7.0 million to $10.0 million, and GAAP net income (loss) in the range of $(1.0) million to $2.0 million. GAAP net income (loss) includes estimated equity based compensation expenses of $4.5 million and estimated acquisition related charges of $3.5 million (after tax)*.

     Based on market conditions and the current pipeline for 2007, Retalix anticipates total revenues for the year ending December 31, 2007, in the range of $220 to $230 million, adjusted (non-GAAP) net income in the range of $15 million to $22 million, and GAAP net income in the range of $7 million to $14 million. GAAP net income includes estimated equity based compensation expenses of $6.0 million and estimated acquisition related charges of $2.0 million (after tax)*.

     Based on preliminary results for the third quarter of 2006, Retalix anticipates total revenues of about $50 million, adjusted (non-GAAP) net income of about $1.0 million, and GAAP net loss of about $(1.0) million, for the three months ended September 30, 2006. GAAP net income (loss) includes estimated equity based compensation expenses of $1.3 million and acquisition related charges of $0.7 million (after tax)*.

     Third quarter results will be released on Tuesday, November 28, 2006 at 3:00 AM EST (10:00 AM Israeli Time).

     Barry Shaked, president and CEO of Retalix Ltd., commented: "While we have made progress during the third quarter, we were still feeling the effect of the delays in execution that prevented us from completing as planned a few project milestones during the second quarter. We expect the fourth quarter to be stronger than the previous two quarters, with revenues of over $54 million and net income (non-GAAP) of more than $3.8 million, or GAAP net income of more than $1.3 million. Project execution is progressing well and our customers continue to support the projects and remain committed to working with us. We believe that we are now back on track in terms of revenue growth and profitability." GAAP net income for the fourth quarter includes estimated equity based compensation expenses of $1.8 million and estimated acquisition related charges of $0.7 million (after tax)*.

     Shaked added: "We are currently working on a number of significant opportunities, including a few larger contracts. These are in advanced stages of negotiations with the customers but were not completed during the third quarter. We believe that we will sign these contracts in the next few months. However, we don't expect to recognize these revenues this year. Therefore, we decided to offer a more conservative outlook for the remainder of 2006."

     "Going forward, we feel market conditions remain highly favorable for Retalix. We have a good pipeline of prospective customers that are evaluating our solutions, and we have a large number of ongoing projects and installations. Our customers and partners have shown their support for our vision and strategy and we believe Retalix is well positioned to meet the future needs of food, fuel and convenice retailers and distrubtors worldwide".

     Special Conference Call

     Retalix will hold a conference call to discuss today's announcement on Tuesday, October 31, 2006 at 10:30 AM EST (7:30 AM PST and 17:30 Israel Time). Participating in the call will be Retalix President and CEO Barry Shaked and CFO Danny Moshaioff.

The conference call will be broadcast over the Internet and can be accessed by all interested parties at www.retalix.com via the Conference Call page in the "Investors" section:
                  http://www.retalix.com/index.cfm?pageid=1063
     To listen to the live call, please go to the web site at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on the Retalix web site.

     Third Quarter 2006 Results Conference Call

     Retalix will hold a conference call to discuss results for the third quarter of 2006 on Tuesday, November 28, 2006 at 10:30 AM EST (7:30 AM PST and 17:30 Israeli Time). Participating in the call will be Retalix President and CEO Barry Shaked, Retalix CFO Danny Moshaioff and Retalix USA President and CEO Victor Hamilton.

     The conference call will be broadcast live over the Internet and can be accessed by all interested parties at www.retalix.com. To listen to the live call, please go to the Retalix web site at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on the Retalix web site.

     About Retalix

     Retalix is an independent provider of enterprise-wide software solutions to retailers and distributors worldwide. With more than 42,000 sites installed across 51 countries, Retalix solutions serve the needs of multi-national grocery chains, convenience and fuel retailers, food service operators, food and consumer goods distributors and independent grocers. The Company offers a full portfolio of software applications that automate and synchronize essential retailing, distribution and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through more than 1,400 employees in its various subsidiaries and offices worldwide. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas.

     Retalix on the Web: www.retalix.com

     * Note on Use of Non-GAAP Financial Information

     In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Retalix uses non-GAAP measures of gross profit, net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity based compensation charges in accordance with SFAS 123(R) and acquisition related charges. Retalix's management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of the Company's on-going core operations and prospects for the future, as well as for providing useful comparisons to periods prior to the adoption of SFAS 123R. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors.

     Retalix is a registered trademark of Retalix Ltd. in the United States and/or other countries. The names of actual companies, products and services mentioned herein may be the trademarks of their respective owners.

     Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities laws. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. For example, our guidance about revenues and net income, our statements regarding the completion of projects and continued support, our analysis of market conditions, our pipeline and our rate of grotwh, all involve forward-looking statements. Factors that could impact these forward-looking statements include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2005, for a discussion of these and other important risk factors. Except as required by applicable law, Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.


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